UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             For September 23, 2005



                                    BUNZL PLC
             (Exact name of Registrant as specified in its charter)


                                     ENGLAND
                 (Jurisdiction of incorporation or organisation)

                         110 Park Street, London W1K 6NX
                    (Address of principal executive offices)



(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X..   Form 40-F.....

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                               Yes .....   No ..X..

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )


                                 NOT APPLICABLE



                                     INDEX

Description

1.  Press release dated September 23, 2005  -  Holding(s) in Company




                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BUNZL PLC

2. Name of shareholder having a major interest

BARCLAYS PLC

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

BARCLAYS PLC THROUGH ITS SUBSIDIARY COMPANIES

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

REGISTERED HOLDER                               ACCOUNT              NO. OF
                                              DESIGNATION            SHARES

BARCLAYS CAPITAL NOMINEES Ltd                                       363,095
BARCLAYS GLOBAL INVESTORS CANADA                                     10,104
BARCLAYS TRUST CO R69                                                 7,256
BNP PARIBAS                                                          60,483
BOISS NOMINEES LTD                             4224361              144,247
CHASE NOMINEES LTD                              16376               190,243
CHASE NOMINEES LTD                              28270               127,045
CIBC MELLON GLOBAL SECURITIES                                        34,477
GERRARD NOMINEES LTD                             ER1                 24,108
GREIG MIDDLETON NOMINEES LIMIT                   GM1                 17,569
INVESTORS BANK AND TRUST CO                                         778,707
INVESTORS BANK AND TRUST CO                                          64,061
INVESTORS BANK AND TRUST CO                                          68,865
INVESTORS BANK AND TRUST CO                                         352,768
INVESTORS BANK AND TRUST CO                                          67,611
INVESTORS BANK AND TRUST CO                                           9,724
INVESTORS BANK AND TRUST CO                                             905
INVESTORS BANK AND TRUST CO                                           3,530
INVESTORS BANK AND TRUST CO                                         403,011
INVESTORS BANK AND TRUST CO                                       1,791,271
INVESTORS BANK AND TRUST CO                                          54,285
INVESTORS BANK AND TRUST CO                                       1,733,048
INVESTORS BANK AND TRUST CO                                         677,632
INVESTORS BANK AND TRUST CO                                          18,774
INVESTORS BANK AND TRUST CO                                          46,272
INVESTORS BANK AND TRUST CO                                           4,104
JP MORGAN (BGI CUSTODY)                         16331               101,982
JP MORGAN (BGI CUSTODY)                         16338                20,479
JP MORGAN (BGI CUSTODY)                         16341               184,771
JP MORGAN (BGI CUSTODY)                         16342                41,012
JP MORGAN (BGI CUSTODY)                         16400             3,634,732
JP MORGAN (BGI CUSTODY)                         18408                 9,731
JP MORGAN CHASE BANK                                                 55,481
JP MORGAN CHASE BANK                                                 10,617
JP MORGAN CHASE BANK                                                254,418
JP MORGAN CHASE BANK                                                  3,382
JP MORGAN CHASE BANK                                                 55,152
JP MORGAN CHASE BANK                                                 49,059
JP MORGAN CHASE BANK                                                  2,415
JP MORGAN CHASE BANK                                                 46,872
JP MORGAN CHASE BANK                                                 22,899
JP MORGAN CHASE BANK                                                 15,555
JP MORGAN CHASE BANK                                                  3,575
JP MORGAN CHASE BANK                                                    221
JP MORGAN CHASE BANK                                                  9,147
JP MORGAN CHASE BANK                                                 37,117
JP MORGAN CHASE BANK                                                185,632
MELLON TRUST                                                         20,943
MELLON TRUST - US CUSTODIAN/                                         26,951
MELLON TRUST - US CUSTODIAN/                                         87,591
MELLON TRUST OF NEW ENGLAND                                         104,854
NORTHERN TRUST BANK-BGI SEPA                                        133,842
NORTHERN TRUST BANK-BGI SEPA                                        115,743
NORTHERN TRUST BANK-BGI SEPA                                         28,543
R C GREIG NOMINEES LTD A/C                      RC1                 280,474
R C GREIG NOMINEES LTD A/C                      AK1                 355,454
R C GREIG NOMINEES LTD A/C                      BL1                   7,646
R C GREIG NOMINEES LTD A/C                      CM1                   3,459
R C GREIG NOMINEES LTD A/C                      GP1                   9,692
R C GREIG NOMINEES LTD A/C                      SA1                   5,706
STATE STREET                                                          5,626
STATE STREET BOSTON                                                  25,615
STATE STREET BOSTON                                                 211,196
STATE STREET TRUST OF CANADA                                         43,730

TOTAL                                                            13,264,509

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

3,636,243

8. Percentage of issued class

1.059%

9. Class of security

ORDINARY SHARES OF 321/7p

10. Date of transaction

21 SEPTEMBER 2005

11. Date company informed

23 SEPTEMBER 2005

12. Total holding following this notification

13,264,509

13. Total percentage holding of issued class following this notification

3.87%

14. Any additional information

N/A

15. Name of contact and telephone number for queries

MRS A MATTHEWS - 020 7495 4950

16. Name and signature of authorised company official responsible for making this notification

MR P N HUSSEY, COMPANY SECRETARY

Date of notification

23 SEPTEMBER 2005

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.




                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              BUNZL PLC


Date:  September 23, 2005                     By:__/s/ Anthony Habgood__

                                              Title:   Chairman